Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis of NovaGold Resources Inc. (“NovaGold” or the “Company”) is dated February 23, 2009 and provides an analysis of NovaGold’s financial results for the year ended November 30, 2008 compared to the previous year.

The following information should be read in conjunction with the Company’s November 30, 2008 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements. The Company’s accounting policies have been consistently followed in preparation of these consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange and NYSE Alternext under the symbol “NG”. Additional information related to NovaGold, including the Company’s Annual Information Form is available on the Company’s website at www.novagold.net or on SEDAR at www.sedar.com.

Description of business

NovaGold is a growth-focused precious metals company with exploration, development and mining properties in Alaska, U.S.A., and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries and joint ventures and is primarily focused on gold properties, some of which have significant copper and silver resources.

Corporate developments

In January 2009, the Company completed a private placement with a new strategic shareholder for US$60.0 million and with several institutional shareholders for an additional US$15.0 million for total gross proceeds of US$75.0 million. The Company issued 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consists of one common share and one common share purchase warrant exercisable at a price of US$1.50 on or before January 21, 2013.

In September 2008, the Company secured a bridge loan in the amount of US$20.0 million from Auramet Trading, LLC (“Auramet”). The bridge loan was to mature on December 29, 2008, but was subsequently extended to March 13, 2009. Upon extension, Auramet had the right to convert the principal amount of the bridge loan into common shares of the Company at a price of $1.53 per common share. As part of the original bridge loan, and subsequent extension, Auramet also received 1,750,000 warrants to purchase NovaGold common shares at an exercise price of $1.53 per share.

In January and February 2009, Auramet converted the entire US$20.0 million bridge loan into 15,762,565 common shares and exercised 750,000 warrants. The Company received proceeds of $1.1 million from the exercise of warrants.

The Company did not fund its cash calls on the Galore Creek Project in November 2008 and subsequent months due to limited cash reserves. The Company’s interest in the Galore Creek Project could have been diluted below 50%. However, the Company and Teck Cominco Ltd. (“Teck”) began discussions and on February 11, 2009 entered into an agreement to amend certain provisions of the Partnership Agreement relating to Galore Creek. The agreement confirms that the Company and Teck each continue to hold a 50% interest in the Galore Creek Partnership (“the Partnership”). Under the amended agreement Teck will now fund 100% of Galore Creek costs until the total amount contributed by Teck after November 1, 2008, together with approximately $15.8 million previously contributed by Teck on optimization studies, equals $60 million. Teck’s remaining funding obligation, taking into account the amount 100% funded by Teck for November and December 2008 of $8.6 million, is approximately $35.7 million which is to be contributed by December 31, 2012. During the period of Teck’s sole funding, Teck will have a casting vote on the Partnership’s Management Committee with respect to the timing and nature of expenses to be funded. Following Teck’s $60 million contribution, all further costs at Galore Creek will be funded by Teck and the Company in accordance with their respective Partnership interests and there will no longer be any casting vote for either party. The new funding arrangements replace the funding arrangements previously agreed by Teck and the Company in November 2007 which required Teck to spend $72 million on optimization studies over 5 years and required the Company and Teck to jointly fund other costs.

On July 31, 2008, the Company sold 100% of its NovaGreenPower subsidiary to AltaGas Ltd. for $38.7 million. NovaGreen-Power owns several development-stage run-of-river hydroelectric projects located in northwest British Columbia. The

Management’s Discussion and Analysis

Corporate developments (cont.)

Company is responsible for certain contingent costs that relate to the predisposition activities of NovaGreenPower. No provision has been made for those costs due to their contingent nature. The carrying value to the Company of the assets sold, along with transaction costs, was approximately $6.7 million. A gain of $32.0 million was recorded on the sale.

The Company has agreed to sell its interest in its early-stage base metal properties in Alaska for common shares of Mantra Mining Inc. (“Mantra”) with a deemed value of $5 million. Closing of the transaction is subject to receipt of all necessary regulatory approvals, including the approval of the TSX Venture Exchange, and certain other conditions. Mantra has one director in common with the Company.

The Company, certain of its officers and directors, and Galore Creek Mining Corporation were named as defendants in a consolidated securities class action lawsuit filed on December 22, 2008 in the United States District Court for the Southern District of New York. This complaint consolidates similar complaints filed on August 7, September 9 and November 21, 2008. The plaintiff alleges violations of the Securities Exchange Act of 1934 and the Securities Act of 1933 on the basis of alleged misstatements and omissions in various public statements and filings between October 25, 2006 and November 23, 2007, including the April 16, 2007 registration statement, concerning the Galore Creek property. The plaintiff seeks an unspecified amount of damages in an amount to be proven at trial. The Company disputes the allegations and intends to contest the action vigorously.

Projects update

Donlin Creek

Donlin Creek is an advanced-stage exploration project and is one of the largest known undeveloped gold deposits in the world, with measured and indicated resources of 394 million tonnes containing 31.7 million ounces of gold and additional inferred resources of 55 million tonnes containing 4.2 million ounces of gold. Located in Southwestern Alaska, the property is under lease from Calista Corporation and The Kuskokwim Corporation, two Native Alaskan corporations. The Calista lease is in effect until 2015 and so long thereafter as mining operations are carried out at the Donlin Creek property or good faith efforts are being made to place a mine on a property into production. As owner of the subsurface rights of the property Calista has a right, within 90 days of issuance of a bankable feasibility study on the Donlin Creek project, and in the event the Donlin Creek LLC decides to proceed with a project to achieve commercial production, to elect to acquire between a 5% and 15% participating operating interest in the project covered by the feasibility study by delivering a notice of election and payment for the pro rata share of the project capitalized costs incurred on the project to that date. The surface use agreement with The Kuskokwim Corporation gives the Company the right to explore for and develop valuable minerals found pursuant to the Calista lease. The surface use agreement requires the payment of an annual use fee of US$10,000 and an annual exclusive use fee, based on 10% of the fair market value of the exclusive use area, for any areas designated as exclusive use areas.

Effective December 1, 2007, the Company entered into an agreement with Barrick Gold U.S., a wholly-owned subsidiary of Barrick Gold Corporation (“Barrick”) that provided for the conversion of the Donlin Creek project into a new limited liability company (the “Donlin Creek LLC”), owned 50% by the Company and 50% by Barrick. As part of the Donlin Creek LLC, the Company agreed to reimburse Barrick over time approximately US$64.3 million, representing 50% of Barrick’s approximately US$128.6 million expenditures at the Donlin Creek project from April 1, 2006 to November 30, 2007. During 2008, reimbursement has been made by the Company paying US$12.7 million of Barrick’s share of project development costs. The remaining US$51.6 million bears interest and will be paid out of future mine production cash flow. Since the Company’s initial contribution has been completed, all funding is now shared by both parties on a 50/50 basis. The Company determined that the Donlin Creek LLC is a variable interest entity and consequently has used the principles of AcG 15 and FIN 46 Consolidation of Variable Interest Entities to determine the accounting for its ownership interest. Management concluded that NovaGold is not the primary beneficiary and has accounted for its investment using the equity method of accounting.

The Donlin Creek LLC selected a preferred project design for the Donlin Creek project in June 2008 and the Company plans to file a NI 43-101 compliant feasibility study in Q2-2009. The Donlin Creek project is expected to have a throughput design of approximately

NovaGold Resources Inc.

Management’s Discussion and Analysis

Projects update (cont.)

50,000 tonnes per day using onsite diesel and wind cogeneration for power. Using this design, Donlin Creek is expected to operate for more than 20 years and potentially produce 1 to 1.5 million ounces of gold annually. Permitting is anticipated to begin in early 2009 with construction targeted to commence in 2012.

Nome Operations

The Nome Operations consist of three main projects located near the town of Nome, Alaska: the Rock Creek, Big Hurrah and Nome Gold projects. Each property is described below.

Rock Creek

The Rock Creek property is located 8 miles north of Nome, Alaska. The Rock Creek property contains a probable reserve of 7.8 million tonnes containing 320,000 ounces of gold and an additional 170,000 ounces of indicated gold resources and 70,000 ounces of inferred gold resources. Rock Creek is the Company’s most advanced project that, together with anticipated production from Big Hurrah, was planned to produce gold at an average rate of approximately 100,000 ounces of gold per annum.

The Rock Creek gold mine received regulatory authorizations and began commissioning start-up in September 2008. NovaGold was required to complete a number of additional environmental and operational tasks in the following weeks and months to ensure compliance with environmental requirements for the mine. Complications arose in meeting these regulatory requirements and the federal and state regulators provided notice that certain conditions in the previously granted permits had not been fully met. Though the Company continues to work with state and federal regulators to resolve these matters, if such issues are not addressed to the satisfaction of the regulators, the Company’s subsidiary could face financial penalties or have additional mitigation or monitoring requirements imposed.

The Rock Creek mine has also experienced unanticipated mechanical problems including an electrical failure with the milling circuit, and the Company has ongoing concerns with the efficiency of the process and recovery circuit. These issues were compounded by the effects of extreme arctic weather conditions experienced in Nome, Alaska. In mid-October 2008, the Company was still projecting cash flow in 2009 from the Rock Creek mine of over $25 million at the then prevailing gold price and exchange rates. At the end of November the Company revised its expectations as it did not expect the Rock Creek mine to generate significant net cash flow over the next six months based upon the then prevailing gold price of US$750 per ounce and current exchange rates. As a result of expected further capital requirements and increased operating costs together with the uncertainty regarding the operation of the project and the resulting cash flow, the Company suspended the commissioning and system testing activities at the Rock Creek mine in November 2008. The cash flow from Rock Creek which the Company had intended to use to fund its ongoing obligations will therefore not be available. The regulatory consequences of a suspension are uncertain.

The Company has assessed the estimated recoverability of the Rock Creek project and has recorded an asset impairment of $160,883,000. The impairment adjustment was calculated by using the present value of the estimated future cash flows to estimate fair value of the project in accordance with CICA Handbook Section 3063, "Impairment of Long-Lived Assets". Major assumptions incorporated into the present value calculation include future consensus gold prices, operating costs, start-up capital and gold recovery percentages. Long-term gold prices considered were between US$700-US$900 per ounce. Sensitivity analyses were prepared and scenarios were probability weighted. Another consideration was the cost of start-up and the availability of critical parts. The expected cash flow approach was used to determine fair value as there were uncertainties both in the timing and amount of the cash flows. The impairment loss was allocated proportionately to construction in progress, mining and milling equipment, and mineral properties and development costs.

NovaGold Resources Inc.

Management’s Discussion and Analysis

Projects update (cont.)

Big Hurrah

The Big Hurrah property is located 40 miles east of Nome, Alaska on the existing road system. The Big Hurrah property contains probable reserves of 1.2 million tonnes containing 185,000 ounces of gold, with an additional 76,400 ounces of indicated gold resources and 16,100 ounces of inferred gold resources. The Company planned to mine and truck material from Big Hurrah to the milling facility located at Rock Creek, using the higher grade material from Big Hurrah to supplement ore from the Rock Creek deposit as a seasonal operation during the summer months, should production be ultimately achieved at Rock Creek.

Nome Gold

The Nome Gold property is located 3 miles north of Nome, Alaska on lands owned by the Company. The Nome Gold property contains a measured and indicated resource estimated at 1.5 million ounces of gold and an inferred resource estimated at 0.23 million ounces. The Company currently plans to complete engineering studies to evaluate the viability of restarting mining operations at the property using modern mining and milling techniques.

Galore Creek

Galore Creek, which is held through a partnership with Teck, is a copper-gold-silver deposit located in Northwestern British Columbia with measured and indicated resources estimated at 786 million tonnes containing 8.9 billion pounds of copper, 7.3 million ounces of gold and 123.1 million ounces of silver. Inferred resources, including 60% of the Copper Canyon project, total 457 million tonnes containing 3.6 billion pounds of copper, 3.8 million ounces of gold and 65.2 million ounces of silver. The Galore Creek property consists of the Southwest, Central, Junction and West Fork deposits and the Copper Canyon property is located 5 kilometers east of the main Galore Creek property.

The resource estimate for the project was updated on January 25, 2008 to reclassify proven and probable reserves obtained from an October 2006 Galore Creek feasibility study as measured and indicated resources and to update the inferred resource estimate.

During 2008, Galore Creek Mining Corporation (“GCMC”), the operator of the project, undertook an extensive engineering review to optimize the development plan for the project. The results of these engineering optimization studies have identified a number of modified approaches to the project that show the potential for significant expansion of the project throughput, a shorter construction schedule, relocation of the process facilities to allow for future expansion, and fewer risks associated with construction and operations. As currently envisioned the project would have the potential to annually produce 350 to 700 million pounds of copper, 250,000 to 500,000 ounces of gold and 3 to 5 million ounces of silver in the initial 5 to 10 years of operation with an operating life exceeding 17 years of operation. In addition, current prices for key mine inputs, including diesel, steel, major mechanical equipment and contract labor have decreased significantly since the peak levels in 2008 and indicate potential for reduced overall capital costs. An updated geological model is currently being constructed which will incorporate the results of 2008 geotechnical drilling and acid-base accounting tests. The expectation is a reduction in potentially acid generating waste rock.

Also during 2008, construction work continued on the access road to connect road segments that were completed during the 2007 construction season. Land access has now been established to kilometer 40 at a lower cost than originally estimated. Going forward, in addition to maintaining the infrastructure investment to date on the project, work is expected to focus on road link-up to the south terminal of the Galore Creek access tunnel at kilometer 91, and finalization of optimization studies prior to an update to the project feasibility study.

NovaGold Resources Inc.

Management’s Discussion and Analysis

Projects update (cont.)

At November 30, 2008, no provision has been made against the carrying value of the project. The Company believes that the costs are recoverable compared to the net cash flows produced on an undiscounted basis. However, there can be no assurances that the Company’s view will result in a commercially viable project or that a future material impairment will not be required.

Other properties

The Company is also engaged in the sale of sand, gravel and land, and receives royalties from placer gold production, largely from its holdings around Nome, Alaska.

Results of operations

Due to a change in accounting policy relating to exploration expenditures, results for 2007 have been restated. Refer to “Changes in accounting policies” or note 2 of the consolidated financial statements for the year ended November 30, 2008 for details.

For the year ended November 30, 2008, the Company reported a loss of $195.0 million (or $1.84 per share) compared to a restated loss of $109.0 million (or $1.10 per share) for the previous year. The 2008 loss was after non-cash asset impairment costs of $160.9 million at the Rock Creek mine with no comparable amount in 2007. The loss before impairment costs for 2008 was $34.1 million compared with $109.0 million for 2007.

Income from the Company’s land and gravel sales, gold royalties and other revenues were $2.2 million during the year ended November 30, 2008 compared with $1.1 million in 2007. The increase was due to increased sales of land in Nome, Alaska. Interest income decreased to $2.2 million for the year ended November 30, 2008 compared with $6.0 million in 2007, due to lower average cash balances.

Expenses for the year ended November 30, 2008 were $77.9 million compared to $184.1 million in 2007. The decrease is primarily due to the following:

  As discussed below, the Company has changed its accounting policy regarding exploration expenditures and now expenses exploration as incurred. Due to an increased focus on the Company’s core development assets, exploration expenditures have decreased from $66.5 million in 2007 to $49.6 million in 2008. Of the exploration costs in 2008, $15.3 million on a cash basis was funded by Teck.

  At the end of 2007 the Canadian dollar was trading close to a 30-year high against the US dollar. Due to the effect of the weakening of the Canadian dollar since then, on the difference between the Company’s US dollar cash balances and its US dollar liabilities, foreign exchange losses substantially increased from $3.6 million in 2007 to $28.7 million in 2008.

  In 2007 the Company made a provision of $93.1 million, on a 100% basis, for suspension and demobilization costs at the Galore Creek project. In 2008 these expensed suspension costs were reduced by $36.1 million primarily as a result of funds being used to acquire construction equipment of $38.0 million, including assuming $3.0 million of capital leases, rather than incurring stand-by charges and other contract break fees.

  The decrease in non-cash stock-based compensation expense to $1.4 million in 2008 from $2.0 million in 2007, due to decrease in stock option grants in 2008.

NovaGold Resources Inc.

Management’s Discussion and Analysis

Results of operations (cont.)

  Overall general and administrative costs, salaries and benefits (other than the non-cash stock-based compensation), corporate development and communications and professional fees, decreased to $15.0 million in 2008 compared with $18.9 million in 2007. The decrease is due to less corporate activity during 2008 as compared to the prior year.

  In 2008 the Company expensed $5.8 million of interest and accretion charges relating to the 5.5% US$95 million convertible notes issued in March 2008, and amounts payable to Barrick related to Donlin Creek.

In 2008 the Company also disposed of its interest in the shares of US Gold Corporation for a gain of $15.3 million, disposed of its interests in NovaGreenPower (formerly Coast Mountain Power) for a gain of $32.0 million and incurred an asset impairment cost at the Rock Creek project of $160.9 million.

Fourth quarter

During the fourth quarter of 2008 the Company suspended the start-up, system testing and commissioning activities at the Rock Creek mine. Construction of the mine located in Nome, Alaska was substantially completed during the year and the start-up process began in September 2008, upon receipt of operating permits. During start-up, the mine experienced unanticipated mechanical problems in the mill and arctic weather conditions caused problems with the crushing circuit. On November 24, 2008, the Company suspended operations at the Rock Creek mine to conserve cash reserves, and with restricted credit and equity markets the Company believed that it would not be able to obtain financing to continue start-up activities. As a result of the suspension the mine was placed on care and maintenance. The Company assessed the estimated recoverability of the Rock Creek project and recorded an asset impairment of $160,883,000. The impairment loss was allocated proportionately to construction in progress, mining and milling equipment, and mineral properties and development costs.

The Company did not fund its cash call on the Galore Creek project in November 2008 and subsequent months due to limited cash reserves. The Company’s interest in the Galore Creek project could have been diluted below 50%. The Company and Teck began discussions and amended the Galore Creek Partnership Agreement on February 11, 2009. The Company retains its 50% ownership and in exchange, Teck’s required contribution of $72 million for expenditures related to studies was reduced to $60 million. From November 1, 2008 onward, Teck will fund all cash needs of the project until the $60 million is fully spent. The Company believes that it will not have any funding requirements on the Galore Creek project during 2009.

Selected financial data

The following annual and quarterly information is prepared in accordance with Canadian GAAP.

Annual information

Fiscal years ended November 30, 2008, 2007 and 2006, in thousands of Canadian dollars, except per share amounts:

		(Restated)	(Restated)
	2008	2007	2006
	$	$	$

Net revenues	4,270	6,911	8,093
Expenses and other items	(77,896)	(184,102)	(126,591)
Loss for the year	(194,972)	(109,043)	(105,558)
Loss per share – basic and diluted	(1.84)	(1.10)	(1.15)
Total assets	777,185	895,685	356,438
Total long-term financial liabilities	(180,671)	(139,131)	(34,039)

Net revenues includes interest income. Amounts have been restated to conform to a change in accounting policy. See “Changes in accounting policies” or note 2 of the consolidated financial statements for the year ended November 30, 2008.

NovaGold Resources Inc.

Management’s Discussion and Analysis

Selected financial data (cont.)

Quarterly information

Fiscal quarters, prior to the quarter ended November 30, 2008, have all been restated to confirm to a change in accounting policy. The fiscal quarters for the periods ended are in thousands of Canadian dollars, except per share amounts:

	11/30/08	8/31/08	5/31/08	2/29/08	11/30/07	8/31/07	5/31/07	2/28/07
	$	$	$	$	$	$	$	$

Net revenues	856	1,427	275	1,712	1,730	2,173	1,946	1,062
Earnings (loss) for the quarter	(195,263)	818	(24,690)	24,163	(53,467)	(32,011)	(33,353)	9,788
Earnings (loss) per share – basic	(1.83)	0.01	(0.23)	0.23	(0.58)	(0.33)	(0.32)	0.09
Earnings (loss) per share – diluted	(1.83)	0.01	(0.23)	0.22	(0.58)	(0.33)	(0.32)	0.09

The Company carries out exploration activities in Canada and the United States. The Company’s exploration activities are seasonal in nature and programs tend to start late in the spring and complete by November. During the quarter ended November 30, 2008, the Company had net expenditures of $11.7 million on mineral properties and development costs, all of which relates to spending at the Rock Creek project located in Nome, Alaska.

Factors that can cause fluctuations in the Company’s quarterly results are the timing of stock option grants and one-time events, such as the suspension of construction activities at the Galore Creek project or the suspension of operations at the Rock Creek project. During the last quarter of fiscal 2008, the Company recorded an impairment loss on the Rock Creek project of $160,883,000. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

Liquidity and capital resources

The Company had limited cash resources at November 30, 2008 with a $19.2 million working capital deficiency and a bridge loan in the amount of US$20 million due on December 29, 2008. These significant liquidity issues were alleviated after the year end with the bridge loan being extended and then subsequently converted into common shares and a private placement generating gross proceeds of US$75 million.

At November 30, 2008, the Company held $12.2 million in cash and cash equivalents. During the year, the Company received net proceeds of $93.2 million from the issuance of US$95 million principal amount of 5.5% convertible notes, after commissions and expenses of $3.5 million. The Company received net proceeds of $15.3 million from the exercise of 2,310,000 warrants at $7.00 per share and $19.3 million of net proceeds from a US$20 million bridge loan that was subsequently converted to shares after the year end. The Company also received $69.8 million from Teck for its funding of activities at the Galore Creek project.

The Company expended $119.4 million on operating activities during the year ended November 30, 2008 compared with $123.8 million in 2007. Funds allocated to non-cash working capital in 2008 were $33.0 million compared with $36.2 million in 2007. In addition, funds expended on operating activities in 2008 included a $37.3 million reduction in long-term suspension costs.

During the year ended November 30, 2008, the Company expended $164.4 million net on investing activities compared with $372.6 million in 2007. Expenditures on acquisition of property, plant and equipment in 2008 were $204.5 million, mainly related to expenditures on the Rock Creek project, funded by NovaGold, compared with $317.4 million expended in 2007 mainly related to the Galore Creek project, which was primarily funded by Teck. In 2008, the Company expended $53.4 million on mineral property costs compared with $14.9 million in 2007. In 2008, the Company received proceeds of the sale of its

NovaGold Resources Inc.

Management’s Discussion and Analysis

Liquidity and capital resources (cont.)

NovaGreenPower subsidiary of $38.7 million, and from the sale of other investments NovaGold received proceeds of $18.8 million related to US Gold shares in 2008 compared with $5.9 million in 2007 mainly related to Pioneer Metals shares.

The Company has no material off-balance sheet arrangements and no material capital lease agreements.

At November 30, 2008, the Company’s aggregate commitments for operating leases totaled $6.3 million. These operating leases include the Company’s leased head office location and certain office equipment ranging from one to ten years. The Company also had purchase commitments outstanding at November 30, 2008 in the amount of US$1.2 million related to the operation of the Rock Creek mine.

The future minimum payments at November 30, 2008 are approximately as follows:

		in thousands of Canadian dollars
	Operating
	Leases	Rock Creek	Total
	$	$	$
2009	942	1,484	2,426
2010	758	-	758
2011	828	-	828
2012	629	-	629
2013	570	-	570
Thereafter	2,602	-	2,602
Totals	6,329	1,484	7,813

The Company’s cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest-possible investment ratings and with terms of 90 days or less that can be easily liquidated.

Share capital

	Number of Shares	Weighted average exercise/
	(in thousands)	conversion price
Issued and outstanding a)	107,518	-
Options b)	8,356	$8.15
Warrants c)	750	$7.18
Convertible notes d)	8,953	US$10.61
Fully diluted	125,577

a)	As at February 23, 2009, the Company has 181.8 million common shares issued and outstanding.

b)
As of November 30, 2008, the number of unoptioned shares available for granting stock options under the Company’s 2004 Stock Option Plan was 2.4 million shares (November 30, 2007: 1.7 million shares). During the fiscal year ended November 30, 2008, the Company made no changes to the exercise price of outstanding options through cancellation and reissuance or otherwise. Subsequent to the year end, the Company granted 2,973,000 stock options at an exercise price of $2.45 per share to all of its employees.

c)
Subsequent to year end 750, 00 warrants outstanding at November 30, 2008 were re-priced to the then five-day weighted average price of the Company's common stock at $1.53 as a result of an extension of the bridge loan payable to Auarmet. An additional 1,000,000 warrants priced at $1.53 were also issued as a result of the bridge loan extension. Further, 57,692,565 warrants priced at US$1.50 were issued to the private placement.

d)
In March 2008, the Company issued US$95 million in unsecured senior convertible notes. A total of 8,952,971 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. On conversion, at the Company's election, holders of the Notes will receive cash, if applicable, or a combination of cash and shares.

Outlook

At November 30, 2008, the Company had cash and cash equivalents of $12.2 million and a working capital deficiency of $19.2 million. Subsequent to November 30, 2008, the Company completed private placements totaling US$75 million by issuing 57,692,308 Units at a price of US$1.30 per Unit. Each Unit consists of one common share and one common share purchase warrant exercisable at a price of US$1.50 prior to the fourth anniversary of the closing date. In addition, the Company’s US$20 million bridge loan was converted into 15,762,565 shares at a rate of $1.53 per share and 750,000 warrants at $1.53 per share were exercised for net proceeds of $1.1 million. The Company also sold its holdings in Alexco Resource Corp. ("Alexco") for net proceeds of $3.8 million.

Also subsequent to November 30, 2008, the Company renegotiated its agreement with Teck whereby Teck would cover 100% of the costs at Galore Creek from November 1, 2008 onwards to a total of approximately $44 million before NovaGold would be required to contribute further funds.

NovaGold Resources Inc.

Management’s Discussion and Analysis

Outlook (cont.)

The Company’s three material projects are the Donlin Creek, Rock Creek and Galore Creek projects. The Company’s share of the 2009 budget at the Donlin Creek project is approximately US$14 million, part of which will be incurred completing the feasibility study and the remainder is planned to be used for permitting activities at the project. The Rock Creek project is in care and maintenance, pending a review of whether to recommence start-up at the project. The current care and maintenance budget at Rock Creek for 2009 is approximately US$7 million, excluding settlement of payables from 2008. The budget for care and maintenance and optimization studies activities at the Galore Creek Project for 2009 is $15.7 million, however, NovaGold is not required under its revised agreement with Teck to fund any of those costs.

The Company does not plan to commence development or construction at its Donlin Creek and Galore Creek projects in 2009, nor does it currently plan to recommence the start-up process at the Rock Creek project. However, the Company will need external financing to develop and construct its major properties and to fund the exploration and development of its other mineral properties in future years. Sources of external financing may include bank borrowings and future debt and equity offerings. There can be no assurance that financing will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and or results of operations and financial condition. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. There can be no assurance that the Company will be able to secure the financing necessary to retain its rights to, or to begin or sustain production at, any of its mineral properties.

At February 23, 2009, NovaGold had $83.9 million of unrestricted cash and cash equivalents, of which $3.6 million specifically relates to the Galore Creek project.

Related party transactions

Exploration and management services to Alexco

During 2008, the Company provided exploration and management services totalling $503,000 (2007: $941,000) to Alexco., a related party having two common directors. At November 30, 2008, $71,000 (207: $152,000) is included in other receivables on the balance sheet. This amount has been subsequently collected. The transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties.

Exploration and management services to the Donlin Creek LLC

During 2008, the Company provided exploration and management services totalling $1,654,000 (2007: nil) to the Donlin Creek LLC, a company owned 50% each by the Company and Barrick. At November 30, 2008, $671,000 (2007: nil) is included in other receivables. This amount has been subsequently collected. The transactions were in the normal course of business and are measured at the exchange amount, which is agreed upon by the parties.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, impairment of long-lived assets and the amount of future reclamation obligations.

Mineral properties and development costs

During the year ended November 30, 2008, the Company changed its accounting policy relating to mineral property exploration expenditures and it now expenses exploration expenditures when incurred. See “Changes in accounting policies” or note 2 of the consolidated financial statements for the year ended November 30, 2008 for a description and the effects of the change.

NovaGold Resources Inc.

Management’s Discussion and Analysis

Critical accounting estimates (cont.)

When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The recoverability of the amounts recorded in the Galore Creek and Rock Creek projects have been assessed as at November 30, 2008. The Rock Creek project was impaired at year end and the impairment loss was proportionately allocated to mineral properties and development costs.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Impairment of long-lived assets

The Company assesses the possibility of impairment in the net carrying value of its long-lived assets when events or circumstances indicate that the carrying amounts of the asset or asset group may not be recoverable. Management calculates the estimated undiscounted future net cash flows relating to the asset or asset group using estimated future prices, proven and probable reserves and other mineral resources, and operating, capital and reclamation costs. When the carrying value of an asset exceeds the related undiscounted cash flows, the asset is written down to its estimated fair value, which is usually determined using discounted future cash flows. Management’s estimates of mineral prices, mineral resources, foreign exchange, production levels and operating capital and reclamation costs are subject to risk and uncertainties that may affect the determination of the recoverability of the long-lived asset. It is possible that material changes could occur that may adversely affect management’s estimates.

The Company, in assessing the impairment calculations, used estimates that have different bases and assumptions. The proven and probable reserves and other mineral resources depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis as well as estimated gold prices and operating costs. The operating, capital and reclamation costs are based upon experience at similar mines, current experience at the specific project, and estimates of future operating efficiencies primarily using external sources. The gold prices used are based on current experience and external consensus prices which for gold vary between US$700 and US$900 per ounce. By their very nature there can be no assurance that these estimates will actually be reflected in future construction or operation at the related projects.

Intangible assets

Management of the Company reviews and evaluates the carrying value of each intangible asset for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that an intangible asset is impaired, it is written down to its estimated fair value.

The life of the power transmission rights was determined based on an October 2006 feasibility study for the Galore Creek project and an estimate for reclamation.

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and management’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold and

NovaGold Resources Inc.

Management’s Discussion and Analysis

Critical accounting estimates (cont.)

Murray Brook sites, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates.

The Company’s accounting policies are described in note 3 to the consolidated financial statements.

Changes in accounting policies

Exploration expenditures

During the year ended November 30, 2008, the Company retrospectively changed its accounting policy for exploration expenditures to more appropriately align itself with policies applied by other comparable companies in the mining industry at a similar stage. Prior to the year ended November 30, 2008, the Company capitalized all such costs to mineral properties held directly or through an investment and only wrote down capitalized costs when either the property was abandoned or if the capitalized costs were not considered to be economically recoverable.

Exploration and development expenditures are now charged to earnings. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized. Significant costs related to property acquisitions, including allocations for undeveloped mineral interests, are capitalized until the viability of the mineral interest is determined.

The impact of this change on the previously reported November 30, 2007 consolidated financial statements is as follows:

	As previously
	reported	Restatement	As restated
	$	$	$

Mineral properties and development costs at November 30, 2007	455,711	(271,102)	184,609
Investments at November 30, 2007	11,877	(3,453)	8,424
Future income taxes at November 30, 2007	(44,320)	34,290	(10,030)
Exploration expenses for the year ended November 30, 2007	921	65,569	66,490
Future income tax recovery for the year ended November 30, 2007	(16,563)	(1,292)	(17,855)
Loss for the year ended November 30, 2007	(44,766)	(64,277)	(109,043)
Loss per share for the year ended November 30, 2007	(0.45)	(0.65)	(1.10)
Deficit at November 30, 2007	(163,657)	(240,265)	(403,922)
Deficit at November 30, 2006	(118,891)	(175,988)	(294,879)

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, “Capital Disclosures”, Handbook Section 3862, “Financial Instruments – Disclosures”, and Handbook Section 3863, “Financial Instruments –Presentation”. Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased

NovaGold Resources Inc.

Management’s Discussion and Analysis

Changes in accounting policies (cont.)

emphasis on disclosures about the nature and extent of risks arising from financial instruments and how a company manages those risks. On December 1, 2007, the Company has adopted these disclosure requirements and management has evaluated the impact of these new accounting standards and the necessary disclosures are provided in notes 17 and 18 of the consolidated financial statements for the year ended November 30, 2008.

General standards on financial statement presentation

Effective June 1, 2008, the Company adopted CICA Handbook Section 1400, “General Standards on Financial Statement Presentation” (“CICA 1400”), has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. During the interim period ended August 31, 2008, the Company has adopted the disclosure requirements of CICA 1400. The standard requires that management make an assessment of a company’s ability to continue as a going concern and to use the going concern basis in the preparation of the financial statements unless management either intends to liquidate the company or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon a company’s ability to continue as a going concern, those uncertainties should be disclosed.

Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income

Effective September 30, 2008, the Company adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income” (“EIC-172”). This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. The abstract should be applied retrospectively and there was no impact on the consolidated financial statements.

United States Generally Accepted Accounting Principles (“U.S. GAAP”)

Accounting for uncertainty in income taxes, an interpretation of FASB Statement No. 109 (Accounting for Income Taxes) (“FIN 48”)

Under U.S. GAAP effective December 1, 2007, the Company adopted the provisions of FIN 48 that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained in audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the provisions of FIN 48, any cumulative effect resulting from the change in accounting principle is to be recorded as an adjustment to the opening balance of deficit. The adoption of FIN 48 did not result in a material impact on the Company’s consolidated financial position or results of operations.

Fair value measurements

In September 2006, FASB issued SFAS-157, “Fair Value Measurements” (“SFAS-157”) to define fair value, establish a framework for measuring fair value and to expand disclosures about fair value measurements. The statement only applies to fair value measurements that are already required or permitted under current accounting standards and is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS-157 for financial instruments as required for the fiscal year beginning December 1, 2007 has not had a material impact on its consolidated financial statements. The Company will adopt SFAS-157 for non-financial assets and non-financial liabilities on December 1, 2008, as required, which the adoption has not had a material impact on the consolidated financial statements.

NovaGold Resources Inc.

Management’s Discussion and Analysis

Changes in accounting policies (cont.)

Fair value option for financial assets and financial liabilities

In February 2007, FASB issued SFAS-159, “Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS-159”), which permits entities to choose to measure various financial instruments and certain other items at fair value. The statement is effective for fiscal years beginning after November 15, 2007. The Company believes that the adoption of SFAS-159 for the fiscal year beginning December 1, 2007 has not had a material impact on its consolidated financial statements.

The consolidated financial statements for the year ended November 30, 2008 contain further disclosures on the Company’s accounting policies in note 2 under Canadian GAAP and note 22 under U.S. GAAP.

New accounting pronouncements

Inventories

In March 2007, the CICA issued the new Handbook Section 3031, “Inventories”, which will replace Section 3030, “Inventories.” The new Section mentions that inventories shall be measured at the lower of cost and the net realizable value. It provides guidelines on determining cost, prohibiting going forward the use of the last in, first out method (LIFO), and requires the reversal of a previous write-down when the value of inventories increases. The new standard will apply to the Company’s interim and annual financial statements beginning December 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

Goodwill and intangible assets

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to the Company’s annual and interim financial statements beginning December 1, 2008. The Company does not expect the adoption of these changes to have an impact on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canadian GAAP. The effective date is for the Company’s interim and annual financial statements for the year beginning December 1, 2011. The transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011. While the Company has begun assessing the adoption of IFRS for 2012, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

U.S. GAAP

Non-controlling interests in consolidated financial statements

In December 2007, FASB issued SFAS-160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS-160”), which specifies that non-controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non-controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non-controlling interests,

NovaGold Resources Inc.

Management’s Discussion and Analysis

New accounting pronouncements (cont.)

including any that arose before the effective date. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

Business combinations

In December 2007, the FASB issued a revised standard on accounting for business combinations, SFAS-141R. The statement is effective for periods beginning on or after December 15, 2008. SFAS-141R requires fair value measurement for all business acquisitions including pre-acquisition contingencies. The standard also expands the existing definition of a business and removes certain acquisition related costs from the purchase price consideration. The Company is evaluating the impact of this new standard on the Company’s consolidated financial statements.

Determining whether an instrument (or embedded feature) is indexed to an entity’s own stock

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (EITF 07-5”). The standard provides that an equity-linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07-5 is effective for periods beginning on or after December 15, 2008. The Company is evaluating the impact of EITF 07-5 on the Company’s consolidated financial statements.

Accounting for convertible debt instruments that may be settled in cash upon conversion

In May 2008, FASB issued FASB Staff Position Accounting Principles Board 14-1 (“APB 14-1”), which revises the accounting treatment for convertible debt instruments that may be settled in cash upon conversion, including partial cash settlement. APB 14-1 requires the issuer to separately account for the liability and equity components of convertible debt instruments. The value assigned to the liability component would be the estimated fair value, as of the date of issuance, of similar debt without the conversion option, but including any other embedded features. The difference between the proceeds of the debt and the value allocated to the liability component would be recorded in equity. The standard is effective for periods beginning on or after December 15, 2008, and is to be applied retrospectively. The Company is evaluating the impact of APB 14-1 on the Company’s consolidated financial statements.

Transition guidance for conforming changes to EITF Issue No. 98-5, “Accounting for convertible securities with beneficial conversion features or contingently adjustable conversion ratios

In June 2008, FASB Task Force provided transition guidance for conforming changes made to EITF 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustment Conversion Ratios that resulted from Issue 00-27 and Statement 150. EITF 08-4 is effective for fiscal years ending after December 15, 2008. The Company is evaluating the impact of EITF 08-4 on the Company’s consolidated financial statements.

Equity method investment accounting considerations

In November 2008, FASB Task Force clarified the accounting for certain transactions and impairment considerations involving equity method investments. Topics related to equity method investments include the initial carrying value of an equity method investment, impairment assessment of investees intangibles and an equity investees issuance of shares. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact of EITF 08-6 on the Company’s consolidated financial statements.

The consolidated financial statements for the year ended November 30, 2008 contain further disclosures on accounting pronouncements in note 3 under Canadian GAAP and note 22 under U.S. GAAP.

NovaGold Resources Inc.

Management’s Discussion and Analysis

Financial instruments

The Company classifies its financial assets as either held for trading, available-for-sale, or loans and receivables. Financial liabilities are classified as either held for trading, or loans and receivables.

Held for trading financial assets and liabilities are recorded at fair value as determined by active market prices and valuation models, as appropriate. Valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining these assumptions, the Company uses readily observable market inputs where available, or where not available, inputs generated by the Company. Changes in fair value of held for trading financial instruments are recorded in net earnings.

Available-for-sale financial assets are recorded at fair value as determined by active market prices. Unrealized gains and losses on available-for-sale investments are recognized in other comprehensive income. If a decline in fair value is deemed to be other than temporary, the unrealized loss is recognized in net earnings. Investments in equity instruments that do not have an active quoted market price are measured at cost.

Loans and receivables are recorded initially at fair value, net of transaction costs incurred, and subsequently at amortized cost using the effective interest rate method.

The fair values of the Company’s held for trading financial liabilities, such as accounts payable and accrued liabilities, asset retirement obligations and suspension cost accruals were likely significantly below carrying values due to the liquidity issues of the Company, as indicated by the $19.2 million working capital deficiency at November 30, 2008. However, with a private placement financing completed subsequent to the year end, the conditions which gave rise to these liquidity issues were alleviated and the fair values of these held for trading financial assets and liabilities subsequently approximate their carrying values. The fair values of the Company’s held for trading financial assets, such as GST and other receivables, approximates their carrying values at November 30, 2008.

The fair values of the Company’s available-for-sale financial assets and liabilities, such as investments, approximate their carrying values as the investments are carried at fair values with gains and losses of a temporary nature recorded in other comprehensive loss.

The Company’s held-to-maturity reclamation deposits are carried at cost and bear fixed interest rates. The fair value of these deposits approximate their carrying values.

The Company’s loans payable, such as the bridge loan, the promissory note payable to Barrick, the convertible notes and the capital lease obligations are all recorded at amortized cost. The fair value of the bridge loan is estimated to be US$20 million, based upon the terms of the subsequent extension of the due date, including an increase in the interest rate, the extension fee and the re-pricing of the related warrants, as compared to the carrying value of $23.4 million. The fair value of the promissory note payable to Barrick approximates its carrying value due to the floating interest rate. The fair value of the US$95.0 million convertible notes is estimated at US$43 million based upon limited trading details of these notes obtained from an independent brokerage firm, as compared to their amortized cost of $63.8 million. The schedule of the capital lease payments from 2009 to 2012 totals $2.8 million, approximating its carrying value of $2.9 million.

Disclosure controls and internal control over financial reporting

The Company has established disclosure controls and procedures to ensure that information disclosed in this MD&A and the related financial statements was properly recorded, processed, summarized and reported to the Company’s Board of Directors and Audit Committee. The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated and are satisfied with the effectiveness of these disclosure controls and procedures for the period ending November 30, 2008.

NovaGold Resources Inc.

Management’s Discussion and Analysis

Disclosure controls and internal control over financial reporting (cont.)

The CEO and CFO acknowledge responsibility for the design of internal control over financial reporting (“ICFR”), and confirm that there were no changes in these controls that occurred during the most recent interim period ended November 30, 2008, except as disclosed below with respect to U.S. GAAP, which materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Based upon our assessment and those criteria, management concluded that the Company’s internal control over financial reporting was effective as of November 30, 2008.

Based upon our assessment at the previous year end, management concluded that the Company’s internal control over financial reporting at November 30, 2007 was ineffective due to a material weakness identified by its external auditors in the preparation and review of the U.S. GAAP reconciliation to Canadian GAAP, specifically in respect to project expenditures capitalized or expensed under U.S. GAAP.

During the year, the Company addressed this material weakness by providing additional training and education for its accounting staff with respect to U.S. GAAP and consulted with external professional expertise on an earlier basis with respect to interpretation issues with U.S. GAAP. Management has concluded that the material weakness that existed at November 30, 2007 has been remediated during 2008.

Risk factors

Ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

NovaGold has limited financial resources. At November 30, 2008, the Company had a $19.2 million working capital deficiency and a bridge loan in the amount of US$20 million due on December 29, 2008. These significant liquidity issues were alleviated after the year end with the bridge loan being extended and then subsequently converted into common shares and a private placement generating gross proceeds of US$75 million. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to re-commence production at Rock Creek, commence production at one or more of its other mineral properties and generate material revenues, to obtain external financing or to divest its interest in other non-core assets.

There can be no assurance that the Company will re-commence production at Rock Creek, commence production at any of its other mineral properties or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different that the Company’s estimates.

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that if commercial ore is discovered that ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

NovaGold Resources Inc.

Management’s Discussion and Analysis

Risk factors (cont.)

Environmental laws and regulations

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emission into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

Reserves and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its estimates.

Price volatility – gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Legal proceedings

NovaGold is currently the subject of a class-action lawsuit. Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Caution on forward-looking statements

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding ability to commence, or in the case of Rock Creek, recommence production,exploration results and budgets, mineral reserve and resource estimates, work programs, capital expenditures, timelines, strategic plans, market price of precious metals or other statements that are not statement of fact. Forward-

NovaGold Resources Inc.

Management’s Discussion and Analysis

Caution on forward-looking statements (cont.)

looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation, fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Cautionary note concerning reserve and resource estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release or released by NovaGold in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

NovaGold Resources Inc.